BALTIC TRADING LIMITED

299 Park Avenue, 12th Floor
New York, New York  10171

January 18, 2013

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Baltic Trading Limited Form 10-K for the Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-34648

Ladies and Gentlemen:

Reference is made to the letter dated September 25, 2012 (the “Comment Letter”) to Mr. John Wobensmith, President and Chief Financial Officer of Baltic Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2011, filed by the Company (the “Annual Report”).

This letter supplements the Company’s response to the Comment Letter set forth in the Company’s letter dated October 9, 2012 in light of a telephone discussion among representatives of the Company and David Humphrey and Kristin Shifflett of the Staff on January 10, 2013 and a subsequent telephone discussion between Mr. Humphrey and the undersigned on January 15, 2013.  For your convenience, the applicable comments of the Staff have been restated below in their entirety, with the supplemental response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
January 18, 2013

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies
Vessels and Depreciation, page 54

5.
In addition to the average amount by which the carrying value of the vessels in your fleet exceeded the valuation of such vessels for covenant compliance purposes, please also disclose the aggregate amount for your fleet as a whole. On an ongoing basis, please discuss this matter on a comparative basis.

The Company will prospectively, beginning with its Annual Report on Form 10-K for the year ended December 31, 2012, disclose the aggregate amount by which the carrying value of its fleet as a whole exceeded the valuation of its fleet as a whole for covenant compliance purposes as of the last date of the period covered by such report and discuss the same on a comparative basis with such amount as of December 31 of the preceding fiscal year.

Impairment of long-lived assets, page 55

6.
We note that, in developing estimates of future cash flows for periods of time when your vessels are not fixed on time charters, management utilizes an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent ten year historical one year time charter average. It appears the nature of this assumption is both material and susceptible to change. For this reason, please tell us and expand your narrative on an ongoing basis to also disclose the margins by which your estimated future undiscounted cash flows would exceed each of your vessels’ carrying values if management were to utilize an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent five, three and one year historical one year time charter average.

As discussed with the Staff, the Company intends to use an alternative approach that the Company believes will provide useful information to investors, given current market conditions.  The Company will prospectively, beginning with its Annual Report on Form 10-K for the year ended December 31, 2012, provide additional analysis with respect to charter rates in substantially the following form:

Of the inputs that the Company uses for its impairment test, future time charter rates are the most significant and most volatile.  Based on the sensitivity analysis performed by the Company, the Company would record impairment on its vessels for time charter declines from their most recent ten year historical one year time charter averages as follows:

U.S. Securities and Exchange Commission
January 18, 2013

Percentage Decline from Ten- Year Historical One Year Time Charter Average at Which Point Impairment Would Be Recorded
Vessel Class	As of December 31, 2012	As of December 31, 2011
Capesize	[___]%	[___]%
Supramax	[___]%	[___]%
Handysize	[___]%	[___]%

Our time charter equivalent (TCE) rates for our fiscal years ended December 31, 2012 and 2011, respectively, were above or below the ten year historical one year time charter average as of such dates as follows:

TCE Rates as Compared with Ten-Year Historical One Year Time Charter Average (as percentage above/(below))
Vessel Class	As of December 31, 2012	As of December 31, 2011
Capesize	[___]%	[___]%
Supramax	[___]%	[___]%
Handysize	[___]%	[___]%

The Company intends to evaluate its approach to the foregoing analysis on an ongoing basis in light of future market conditions in order to provide information on impairment that would be meaningful to investors.

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports.  Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President and Chief Financial Officer